As of September 30, 2008

Fund Goals

The Yacktman Fund seeks long-term capital appreciation and, to a lesser extent, current income.

Principal Investment Strategies

The Yacktman Fund mainly invests in common stocks of United States companies, some, but not all of which, pay dividends. The investment adviser employs a disciplined investment strategy. We buy growth companies of any size at what we believe to be low prices.  We think this approach combines the best features of “growth” and “value” investing. The Yacktman Fund sells companies that no longer meet its investment criteria, or if better investment opportunities are available.

Top 10 Holdings (9/30/2008)		Fund Facts (9/30/2008)
Coca-Cola Co.	10.5	Ticker Symbol	YACKX
PepsiCo Inc.	9	Inception Date	6-Jul-92
Microsoft Corp.	7.3	Expense Ratio (12 Months)	0.964%
AmeriCredit Corp.	5.5	Total Net Assets	$286 MM
Ebay Inc.	5.2	Net Asset Value	$12.14
Lancaster Colony Corp.	5.1	# of Stock Holdings	28
Procter & Gamble Co.	4.6	Minimum Investment	$2,500
Viacom Inc. Cl. B	3.3	Turnover (2007)	23.9%
Johnson & Johnson	3.1	10 Year Beta	.63
Pfizer Inc.	2.9	Weighted Avg. Mkt. Cap	$89 B

Sector Analysis

Portfolio Managers

Donald Yacktman

Mr. Yacktman is President and Co-Chief Investment Officer of Yacktman Asset Management Co. He is also Co-Manager for The Yacktman Funds. Mr. Yacktman previously served for ten years as Senior Portfolio Manager at Selected Financial Services, Inc. During that time, he  also served for nine years as the Portfolio Manager of the Selected American Shares mutual fund and was named Portfolio Manager of The Year by Morningstar in 1991. He joined Selected Financial Services, Inc. in 1982 from Stein Roe & Farnham where he had been a portfolio manager since 1968. Mr. Yacktman holds a B.S. Magna Cum Laude in economics from The University of Utah and an MBA with distinction from Harvard University.

Stephen Yacktman

Mr. Yacktman serves as Vice President, Portfolio Manager and Co-Chief Investment Officer of Yacktman Asset Mgmt. Co. He is also Co-Manager for The Yacktman Funds. He joined Yacktman Asset Management in April 1992 from Brigham Young University where he earned his B.S. in economics with a minor in math and an MBA.

Important Information

Mutual fund investing involves risk.  Principle loss is possible.  Past performance does not guarantee future results.  The investment return and principle value of the Funds will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. The fund's investment objectives, risk, charges and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the investment company and may be obtained by calling 1-800-525-8585, or visiting www.yacktman.com.  Read it carefully before investing.

Some information has been obtained from 3rd party sources believed to be reliable but the accuracy of the information cannot be guaranteed.  There are no assurances that the current portfolio composition will remain representative of the Fund’s future portfolio composition.

The Yacktman Funds, Inc.
6300 Bridgepoint Parkway, Building One, Suite 320, Austin, Texas, 78730
1-800-525-8258 – www.yacktman.com

As of September 30,2008

10 Year Returns For a $10,000 Investment

Performance as of 9/30/08*			Important Information
	YAFFX	S&P 500	Mutual fund investing involves risk. The Fund Invests in
3 Months	4.39%	-8.37%	companies of any size, including smaller companies,
1 Year	-9.39%	-21.98%	which involve additional risks such as limited liquidity and
3 Years (annualized)	2.89%	0.22%	greater volatility. Principle loss is possible. Past
5 Years (annualized)	6.21%	5.17%	performance does not guarantee future results. The
10 Years (annualized)	8.61%	3.06%	investment return and principle value of the Funds will
Inception (annualized)	9.08%	8.66%	fluctuate so that shares, when redeemed, may be worth
*Annualized for periods greater than 1 year and inception			more or less than their original cost. The fund's investment
from 7/6/1992. The Standard and Poor’s 500 Index (S&P			objectives, risk, charges and expenses must be considered
500) is a widely recognized, unmanaged index of common			carefully before investing. The prospectus contains this
stock prices that includes the reinvestment of dividends,			and other important information about the investment
but does not include adjustments for brokerage,			company and may be obtained by calling 1-800-525-8585,
custodian and investment management fees. One cannot			or visiting www.yacktman.com. Read it carefully before
invest directly in an index.			investing.

The Yacktman Funds, Inc.
6300 Bridgepoint Parkway, Building One, Suite 320, Austin, Texas, 78730
1-800-525-8258 – www.yacktman.com

As of September 30, 2008

Fund Goals

The Yacktman Focused Fund seeks long-term capital appreciation and, to a lesser extent, current income.

Principal Investment Strategies

The Yacktman Focused Fund mainly invests in common stocks of United States companies, some, but not all of which, pay dividends. The investment adviser employs a disciplined investment strategy. We buy growth companies of any size at what we believe to be low prices.  We think this approach combines the best features of “growth” and “value” investing. The Yacktman Fund sells companies that no longer meet its investment criteria, or if better investment opportunities are available.  The Yacktman Focused Fund differs from The Yacktman Fund in that it holds fewer securities. The Yacktman Focused Fund usually holds fewer than 25 securities, other than money market investments.

Top 10 Holdings (9/30/2008)		Fund Facts (9/30/2008)
Coca-Cola Co.	11.8	Ticker Symbol	YAFFX
AmeriCredit Corp.	8.7	Inception Da	5/1/1997
PepsiCo Inc.	8.6	Expense Ratio (12 Months)	1.25%
Microsoft Corp.	8.2	Total Net Assets	$71.7 MM
Ebay Inc.	7.0	Net Asset Value	$13.2
Lancaster Colony Corp.	4.0	Common Stock Holdings	23
Toyota Industries ADR	4.0	Minimum Investment	$2,500
Procter & Gamble Co.	3.9	Turnover (2007)	33.9%
Viacom Inc. Cl. B	3.5	10 Year Beta	.61
ConocoPhillips	3.1	Weighted Avg. Mkt. Cap	$84.6B

Sector Analysis (9/30/2008)

Portfolio Managers

Donald Yacktman

Mr. Yacktman is President and Co-Chief Investment Officer of Yacktman Asset Management Co. He is also Co-Manager for The Yacktman Funds. Mr. Yacktman previously served for ten years as Senior Portfolio Manager at Selected Financial Services, Inc. During that time, he also served for nine years as the Portfolio Manager of the Selected American Shares mutual fund and was named Portfolio Manager of The Year by Morningstar in 1991. He joined Selected Financial Services, Inc. in 1982 from Stein Roe & Farnham where he had been a portfolio manager since 1968. Mr. Yacktman holds a B.S. Magna Cum Laude in economics from The University of Utah and an MBA with distinction from Harvard University.

Stephen Yacktman

Mr. Yacktman serves as Vice President, Portfolio Manager and Co-Chief Investment Officer of Yacktman Asset Mgmt. Co. He is also Co-Manager for The Yacktman Funds. He joined Yacktman Asset Management in April 1992 from Brigham Young University where he earned his B.S. in economics with a minor in math and an MBA.

Important Information

Mutual fund investing involves risk.  Principle loss is possible.  Past performance does not guarantee future results.  The investment return and principle value of the Funds will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. The fund's investment objectives, risk, charges and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the investment company and may be obtained by calling 1-800-525-8585, or visiting www.yacktman.com.  Read it carefully before investing.

The Yacktman Funds, Inc.
6300 Bridgepoint Parkway, Building One, Suite 320, Austin, Texas, 78730
1-800-525-8258 – www.yacktman.com

As of September 30, 2008

Performance By Year as of 8/31/2008

Performance as of 9/30/08*			Important Information
	YAFFX	S&P 500	Mutual fund investing involves risk. The Yacktman
3 Months	6.28%	-8.37%	Focused Fund is non-diversified, meaning it may
1 Year	-5.92%	-21.98%	concentrate its assets in fewer individual holdings than a
3 Years (annualized)	4.38%	0.22%	diversified fund. Therefore, Fund is more exposed to
5 Years (annualized)	6.59%	5.17%	individual stock volatility than a diversified fund. In
10 Years (annualized)	7.62%	3.06%	addition, the Fund Invests in companies of any size,
Inception (annualized)	7.06%	5.09%	including smaller companies, which involve additional
*Annualized for periods greater than 1 year and inception			risks such as limited liquidity and greater volatility.
from 5/1/1997. The Standard and Poor’s 500 Index (S&P			Principle loss is possible. Past performance does not
500) is a widely recognized, unmanaged index of common			guarantee future results. The investment return and
stock prices that includes the reinvestment of dividends,			principle value of the Funds will fluctuate so that shares,
but does not include adjustments for brokerage,			when redeemed, may be worth more or less than their
custodian and investment management fees. One cannot			original cost. The fund's investment objectives, risk,
invest directly in an index. Information obtained from 3rd			charges and expenses must be considered carefully before
party sources is believed to be reliable but its accuracy			investing. The prospectus contains this and other
cannot be guaranteed. There are no assurances that the			important information about the investment company and
current portfolio composition will remain representative of			may be obtained by calling 1-800-525-8585, or visiting
the Fund’s future portfolio composition.			www.yacktman.com. Read it carefully before investing.

The Yacktman Funds, Inc.
6300 Bridgepoint Parkway, Building One, Suite 320, Austin, Texas, 78730
1-800-525-8258 – www.yacktman.com